Sierchio & Company, LLP

New York City	Chatham Center

September 12, 2011

Via EDGAR

Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE:	PhytoMedical Technologies, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 6, 2011
File No. 000-28790 (the “Proxy Statement”)

Dear Mr. Riedler,

We acted as counsel to PhytoMedical Technologies, Inc. (the “Company”) with its preparation and filing of the Proxy Statement and have been requested by the Company to respond to a letter dated September 9, 2011, received by the Company, in which you requested the Company amend the Proxy Statement to address Proposal No. 3.

The Company does not currently have any plans, arrangements or understandings with respect to the increased number of authorized but unissued and unreserved shares of common stock that will be available following the proposed Reverse Stock Split; the definitive proxy statement will reflect this.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require any additional information regarding this matter please don’t hesitate to contact me.

Best wishes,

/s/ Elishama Rudolph

Elishama (Eli) Rudolph, Esq.

430 Park Avenue,   Suite 702,    New York,    New York,   10022
Tel: 212-246-3030 ● Fax: 212-246-3039